Exhibit 99.1

中国北京建国门外大街1号国贸写字楼2座12-14层100004

12-14th Floor, China World Office 2, No. 1 Jianguomenwai Avenue, Beijing 100004, China

电话 Tel: +86 10 6563 7181 传真 Fax: +86 10 6569 3838

电邮 Email: beijing@tongshang.com 网址 Web: www.tongshang.com

December 9, 2022

To：Kaixin Auto Holdings (the “Company”)

Dear Sirs:

We are qualified lawyers of the People’s Republic of China (the “PRC” which, for the purposes of this opinion, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and are qualified to issue opinions on the officially published and publicly available laws, administrative regulations and departmental rules of the PRC currently in effect as of the date of this legal opinion (this “Legal Opinion”) (the “PRC Laws”).

We have acted as PRC counsel for the Company in connection with its filing of the Registration Statement on the Amendment No. 3 to Form F-3 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Filing”).

In so acting, we have examined the Registration Statement, the originals or copies, certified or otherwise identified to our satisfaction, of documents provided to us by the Company and PRC operating entities, and such other documents, corporate records, certificates issued by Chinese authorities and officers of the Company and other instruments as we have deemed necessary or advisable for the purposes of rendering the Legal Opinion (the “Documents”).

In our examination and for purpose of rendering the Legal Opinion, we have assumed without further inquiry, (a) the genuineness of all the signatures, seals and chops, the authenticity of the Documents submitted to us as original and the conformity with authentic original documents submitted to us as copies and the authenticity of such originals; (b) the truthfulness, accuracy and completeness of the Documents, as well as the factual statements contained in the Documents; (c) that the Documents provided to us remain in full force and effect up to the date of the Legal Opinion and that none of the Documents has been revoked, amended, varied or supplemented except as otherwise indicated in such documents; (d) that information provided to us by the Company and PRC operating entities, in response to our enquiries for the purpose of the Legal Opinion is true, accurate, complete and not misleading, and that the Company and PRC operating entities have not withheld anything that, if disclosed to us, would reasonably cause us to alter this Legal Opinion in whole or in part; (e) that all Chinese authorities, and other official statement or documentation are obtained by lawful means in due course; (f) that each of the parties other than PRC operating entities is duly organized and is validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation (as the case may be); (g) that all parties other than the PRC operating entities have the requisite power and authority to enter into, execute, deliver and perform all the Documents to which they are parties and have duly executed, delivered, performed, and will duly perform their obligations under all the Documents to which they are parties; and (h) that all documents submitted to us are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws.

For the purpose of rendering the Legal Opinion, where important facts were not independently established by us, we have relied upon certificates issued by the Chinese authorities and representatives of the Company and PRC operating entities with proper authority and upon representations, made in or pursuant to the Documents.

Capitalised terms used herein and not otherwise defined shall have the same meanings ascribed to such terms in the Registration Statement.

Based on the foregoing and subject to the disclosures contained in the Registration Statement and the qualifications set out below, we are of the view that:

1.	As of the date of this Legal Opinion, no explicit provisions under currently effective PRC Laws clearly stipulate that companies which have been indirectly listed through contractual arrangements like the Company are required to obtain approvals from Chinese authorities, including any requirement from the Ministry of Commerce, when they intend to issue additional securities to foreign investors.

2.	As of the date of this Legal Opinion, no explicit provisions under currently effective PRC Laws clearly stipulate that the Company needs to obtain any approvals and permits from Chinese authorities, including any requirement from the Ministry of Commerce, regarding the Company’s continued listing with the NASDAQ.

3.	On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Management of the Overseas Listing and Issuance of Domestic Enterprises (Draft for Comments) (《国务院关于境内企业境外发行证券和上市的管理规定（草案征求意见稿）》) (the “Draft Overseas Listing Administration Provisions”) and Administrative Measures on the Management of the Overseas Listing and Issuance of Domestic Enterprises (Draft for Comments) (《境内企业境外发行证券和上市备案管理办法》(征求意见稿)) (the “Draft Overseas Listing Filing Measures”, together with the Draft Overseas Listing Administration Provisions, the “Draft Overseas Listing Rules”) for public consultations. The Draft Overseas Listing Filing Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, and the issuer’s main place of operation is within mainland China or the business operation is mainly carried out in mainland China. It is unclear, based on the Draft Overseas Listing Filing Measures, whether either or both of the above criteria need to be satisfied. Where an issuer meets the above criteria and issues securities listed overseas, it shall submit to the CSRC filing documents within three working days of the completion of issuance after its overseas listing. As the Draft Overseas Listing Rules are released for comments and have not come into effect, no explicit provisions under currently effective PRC Laws clearly stipulate that the Company needs to obtain any approvals and permits from Chinese authorities in connection with (i) the Company’s continued listing with the NASDAQ; and (ii) the Company’s intention to issue additional securities to foreign investors, as of the date of this Legal Opinion. However, as the Draft Overseas Listing Rules have not been formally adopted, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the Chinese authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that Chinese authorities would take the same view.

4.	As of June 30, 2022, each of the Contractual Arrangements among the Company’s relevant wholly-owned PRC subsidiaries, the VIEs and their respective shareholders is, and taken as a whole are, (i) valid and legally binding on each party thereto; and (ii) enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant Government Agencies in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC Laws and policies thereto, and to general equity principles. For the avoidance of doubt, “Governmental Agencies” means any national, provincial or local court, governmental agency or body, stock exchange authorities or any other regulator in the PRC.

5.	According to the illustration and confirmation of the Company, as of the date of June 30, 2022, the PRC operating entities engaged in the sales of domestic and imported automobiles are Inner Mongolia Jieying Kaihang Auto Retail Co., Ltd., Wuhan Jieying Chimei Automobile Service Co., Ltd., Chongqing Jieying Shangyue Auto Brokerage Co., Ltd., Zhejiang Taohaoche Technology Co,. Ltd., and Ningbo Jiusheng Auto Sales and Service Co., Ltd. On September 7, 2022, Ningbo Jiusheng Auto Sales and Service Co., Ltd. was dissolved. As of the date of this Legal Opinion, the remaining PRC operating entities which engaged in the sales of domestic and imported automobiles in the PRC have obtained the requisite licenses and permits from the Chinese authorities for the business operations in the PRC, including business licenses.

6.	There is uncertainty as to whether the courts of China, would:

(1)	recognize or enforce judgments of U.S. courts obtained against the Company or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature; or
(2)	entertain original actions brought in each respective jurisdiction against the Company or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

7.	The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against the Company or its directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

The Legal Opinion is subject to the following qualifications:

(a)	This Legal Opinion is rendered only with respect to the PRC Laws and we have made no investigations in any other jurisdictions and no opinion is expressed or implied as to the laws of any other jurisdictions.

(b)	This Legal Opinion relates to the PRC Laws in effect as of the date hereof and there is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

(c)	The Legal Opinion is subject to the discretion of any competent Chinese authorities in exercising their authority in the PRC in connection with the interpretation, implementation and application of relevant PRC Laws.

(d)	We have not verified, and express no opinion on, the truthfulness, accuracy and completeness of all factual statements expressly made in the Documents.

(e)	The Legal Opinion is intended to be used in the context which is specifically referred to herein, and each paragraph should be looked at as a whole regarding the same subject matter and no part should be extracted for interpretation separately from the Legal Opinion.

(f)	The Legal Opinion is, in so far as it relates to the validity, effectiveness and enforceability, subject to (i) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally; (ii) possible judicial or administrative actions or any laws affecting creditors’ rights generally; (iii) certain legal or statutory principles affecting the enforceability of contractual rights generally under concepts of public interest, state interest, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation; (iv) any circumstances in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, unlawful, fraudulent, coercionary at the conclusions thereof; (v) judicial discretion with respect to the availability of injunctive relief, the calculation of damages, the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, the waiver of immunity from jurisdiction of any courts or from legal process, and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in connection with the interpretation, implementation and application of relevant laws, regulations, and policies in the PRC.

This Legal Opinion is solely for the benefit of the persons to whom it is addressed. It may not, except with our prior written permission, be relied upon by anyone else in connection with this Legal Opinion or anything contained therein or used for any other purpose. Notwithstanding the aforesaid, we consent to disclose this Legal Opinion to the U.S. Securities and Exchange Commission as necessary for the Filing or as otherwise required by applicable laws and regulations.

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Yours sincerely,

Commerce & Finance Law Offices